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                       [DELOITTE & TOUCHE LLP LETTERHEAD]




August 6, 1996

Simula, Inc.
2700 North Central Avenue
Phoenix, Arizona

Dear Sirs:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended June 30, 1996, of the facts relating to the Company's accounting change described as follows:

        During the second quarter of 1996, the Company adopted a new method of accounting for pre contract costs. Pre contract costs represent amounts applicable to products and technologies which represent adaptations of existing capabilities to the requirements of the Company's customers. The Company will now expense these costs as they are incurred.

        This change is made due to current practice in Simula's segment of the industry.

We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Simula, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 1995. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Simula, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 1995.

Yours truly,



/s/ Deloitte & Touche LLP
Phoenix, Arizona